SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 18 February, 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland Group

 Interim Accounts (Unaudited)
18 February 2011

Bank of Ireland  has today issued Interim Accounts (unaudited) for the Governor and Company of the Bank of Ireland (the Bank only - not consolidated) for the 12 month period ended 31 December 2010.

In accordance with Irish Listing Rule 6.6.1 and UKLA Listing Rule 9.6.1 the Interim Accounts (unaudited) have been submitted to the Irish Stock Exchange and the UK's National Storage Mechanism.

The Interim Accounts (unaudited) will shortly be available at:
http://www.hemscott.com/nsm.do

and at

Company Announcements Office
The Irish Stock Exchange,
28 Anglesea Street,
Dublin 2.

The above document is also available on the Company's website,
www.bankofireland.com/about-boi-group/investor-relations/financial-information

For further information, please contact:
Helen Nolan	Group Secretary	+353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 18 February, 2011